UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

Under The Securities Exchange Act of 1934

(Amendment No. 2)

Box Ships Inc.
(Name of Issuer)

Common stock, par value $0.01 per share (including related preferred stock purchase rights)
(Title of Class of Securities)

Y09675 102
(CUSIP Number)

Michael Bodouroglou Box Ships Inc. 15, Karamanli Avenue 16673 Voula Athens, Greece (011) (30) (210) 8914 600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 13, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y09675 102

1.	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Paragon Shipping Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[ ]
	(b)	[ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

3,437,500

8.	SHARED VOTING POWER

-0-

9.	SOLE DISPOSITIVE POWER

3,437,500

10.	SHARED DISPOSITIVE POWER	[ ]

-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

3,437,500

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[ ]
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.7%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y09675 102

The purpose of this Amendment No. 2 to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 9, 2011 is to report a decrease in the percentage of shares of common stock, par value $0.01 per share (including related preferred stock purchase rights) (the “Common Shares”) of Box Ships Inc., a Marshall Islands corporation (the “Issuer”), beneficially owned by Paragon Shipping Inc. (“Paragon Shipping”), solely due to the change in the number of Common Shares outstanding as a result of the issuance of  additional Common Shares to persons other than Paragon Shipping pursuant to the Box Ships Inc. 2012 Equity Incentive Plan (the “Plan”) and the underwritten public offering of an aggregate of 4,285,715 Common Shares (the “Public Offering”).

Item 1.	Security and Issuer.

No material change from the Schedule 13D/A filed with the Commission on May 27, 2011.

Item 2.	Identity and Background.

No material change from the Schedule 13D/A filed with the Commission on May 27, 2011.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of Transaction.

No material change from the Schedule 13D/A filed with the Commission on May 27, 2011.

Item 5.	Interest in Securities of the Issuer.

(a. and b.) As of July 27, 2012, the Issuer had outstanding 20,611,715 Common Shares. Based on the foregoing, the following persons report beneficial ownership of the following Common Shares:

Paragon Shipping may be deemed to beneficially own 3,437,500 Common Shares, representing approximately 16.7% of the outstanding Common Shares.  Paragon Shipping has the sole power to vote 3,437,500 Common Shares and the shared power to vote 0 Common Shares.  Paragon Shipping has the sole power to dispose of 3,437,500 Common Shares and the shared power to dispose of 0 Common Shares.

None of the other persons named in response to Item 2 have the sole power to vote or to direct the vote, the shared power to vote or direct the vote, the sole power to dispose or to direct the disposition of the Common Shares that are the subject of this amended Schedule 13D.

(c.) To the best knowledge of Paragon Shipping, no transactions in the Common Shares were effected by the persons enumerated in Item 2 during the past 60 days, other than the transactions previously reported and reported herein.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by Paragon Shipping.

(e.) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Issuer entered into restricted share award agreements dated April 19, 2011 and December 5, 2011 with Neige International Inc. (“Neige International”), a company controlled by Michael Bodouroglou, the Chairman, President, Chief Executive Officer and Interim Chief Financial Officer of Paragon Shipping and the Chairman, President and Chief Executive Officer of the Issuer, pursuant to which the Issuer granted an aggregate of 300,000 restricted Common Shares to Neige International under the Plan, 100,000 of which vest ratably in annual installments over a three-year period commencing on April 19, 2012 and 200,000 of which vest ratably in annual installments over a three-year period commencing on December 31, 2012.

The Issuer entered into restricted share award agreements dated July 14, 2011 and January 2, 2012 with George Skrimizeas, the Chief Operating Officer of Paragon Shipping, pursuant to which the Issuer granted an aggregate of 10,000 restricted Common Shares to Mr. Skrimizeas under the Plan, 5,000 of which vest ratably in annual installments over a three-year period commencing on April 19, 2012 and 5,000 of which vest ratably in annual installments over a three-year period commencing on December 31, 2012.

In addition, on January 2, 2012, the Issuer entered into a restricted share award agreement with Robert Perri, Financial Officer of Paragon Shipping and the Chief Financial Officer of the Issuer, pursuant to which the Issuer granted an aggregate of 2,000 restricted Common Shares to Mr. Perri under the Plan, which vest ratably in annual installments over a three-year period commencing on December 31, 2012.

Pursuant to the terms of the restricted share award agreements described above, the restricted Common Shares will vest in full immediately upon the occurrence of a change of control (as defined under the Plan), the involuntary termination of the grantee’s or, in the case of Neige International, Mr. Bodouroglou’s, service as an employee of the Issuer or its affiliates without cause (as defined under the Plan) or if the grantee’s or, in the case of Neige International, Mr. Bodouroglou’s, service is terminated by reason of his death or disability (as defined under the Plan). If the grantee or, in the case of Neige International, Mr. Bodouroglou, voluntarily terminates his service or is removed for cause (as defined under the Plan), all of his unvested restricted Common Shares will be forfeited.

On June 12, 2012, the Issuer issued in a private transaction 1,333,333 units to Neige International, each unit consisting of one non-voting 9.75% Series B Cumulative Redeemable Perpetual Preferred Share of the Issuer (the "Series B Preferred Shares") and one warrant to purchase one Common Share, exercisable at any time between July 1, 2012 and June 30, 2017, inclusive, at an exercise price of $7.74 per share ("Warrant"), at a purchase price of $28.875 per unit, pursuant to a Share Purchase Agreement between the Issuer and Neige International dated June 12, 2012 (the “Private Offering”).

On July 18, 2012, the Issuer completed the Public Offering of 4,285,715 Common Shares.  Neige International purchased 111,428 Common Shares in the Public Offering at the public offering price of $7.00 per share.  Also on July 18, 2012, the Issuer used a portion of the net proceeds of the Public Offering to redeem 692,641 of the Series B Preferred Shares issued to Neige International in the Private Offering at a price equal to the liquidation preference of $30.00 per share, plus accrued and unpaid dividends paid at the time of redemption out of the Issuer’s available cash on hand.

In addition, on July 18, 2012, the Issuer exchanged the remaining 640,692 Series B Preferred Shares held by Neige International issued in the Private Offering, on a one-for-one basis, with 9.75% Series B-1 Cumulative Redeemable Perpetual Preferred Shares (the “Series B-1 Preferred Shares”) issued to Neige International. The Series B-1 Preferred Shares are identical to the Series B Preferred Shares in all material respects except they have a conversion right, pursuant to which the Issuer, at its sole option, has the right to convert, in whole or in part at any time from time to time, any outstanding Series B-1 Preferred Shares into Common Shares. The number of Common Shares into which each Series B-1 Preferred Share may be converted will be the number of Common Shares having an aggregate Adjusted Market Price (as defined below) equal to the $30.00 liquidation preference of the Series B-1 Preferred Shares, plus any applicable redemption premium. The Adjusted Market Price of the Common Shares will be equal to the closing price of the Common Shares on the New York Stock Exchange, or such other national securities exchange on which the Issuer’s Common Shares are then traded, on the record date of the conversion, less 10%.

Furthermore, in connection with the closing of the Public Offering, the Issuer agreed that it will not redeem any outstanding Series B-1 Preferred Shares held by Neige International for cash prior to the earlier of (i) April 30, 2013 or (ii) the repayment of the $30.0 million loan agreement with Paragon Shipping, of which $15.0 million was outstanding as of July 12, 2012 and which is repayable in full by April 2013.

On June 12, 2012, Neige International entered into a registration rights agreement (the "Registration Rights Agreement") with the Issuer, pursuant to which the Issuer granted Neige International, and its affiliates or transferees, certain registration rights with respect to the Series B Preferred Shares, Warrants and the Common Shares issuable upon exercise of the Warrants acquired by Neige International in the Private Offering.  On July 18, 2012, Neige International entered into an amendment (the “Amendment”) to the Registration Rights Agreement, pursuant to which the Issuer granted Neige International, and its affiliates or transferees, certain registration rights with respect to the Series B-1 Preferred Shares (as defined below) held by Neige International and the Warrants and Common Shares issuable upon exercise of the Warrants acquired by Neige International in the Private Offering (collectively, the “Securities”). Pursuant to the Amendment, Neige International, and its affiliates and transferees, have the right, subject to certain terms and conditions, to require the Issuer, on up to three separate occasions following August 11, 2012, to register under the Securities Act of 1933, as amended, the Securities held by Neige International, or its affiliates or transferees, for offer and sale to the public (including by way of underwritten public offering) and incidental or “piggyback” rights permitting participation in certain registrations of securities by the Issuer.

Other than as described above, there are no material changes from the Schedule 13D/A filed with the Commission on May 27, 2011.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 27, 2012

PARAGON SHIPPING INC.

By: /s/ Michael Bodouroglou
------------------------------------------
Name:   Michael Bodouroglou
Title:     Chief Executive Officer